February 14, 2011

By Hand and EDGAR

Mr. Pradip Bhaumik

Special Counsel, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D. C. 20549

Re: Mindray Medical International Limited

Form 20-F for the fiscal year ended December 31, 2009

File No. 1-33036; Response Letter Dated January 19, 2011

Dear Mr. Bhaumik:

The following is in response to your letter dated February 1, 2011, to Mindray Medical International Limited the “Company”) regarding our response letter dated January 19, 2011 in relation to our Form 20-F for the fiscal year ended December 31, 2009.

As requested in your letter, the Company sets forth its response to your comments, each of such responses keyed to the individual comment to which the response is directed.

The Company acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “SEC”) from taking any action with respect to its filings; and

3.	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment 1:

You state in your response letter that none of the products you design, produce, manufacture, or sell is specifically designed for a military application, and that to the best of your knowledge and understanding, none of the component parts of your products sourced from third-party vendors is specifically designed for, or has been put to, a military application. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or components that you design, produce, manufacture or sell, or any of the services you have provided to Cuba, Iran, Sudan, and/or Syria, have been put to weapons or other military use by those countries. Please describe for us any such use.

Response to Comment 1:

The Company respectfully informs the Staff that, to the best of its knowledge, understanding and belief, none of the products or components that the Company designs, produces, manufactures or sells, and none of the services the Company has provided to Cuba, Iran, Sudan, and/or Syria, have been put to weapons or other military use by those countries.

Comment 2:

You state in your response letter that you are committed to terminating all contracts with any distributor or other actor listed on the Specially Designated Nationals List maintained by the Office of Foreign Assets Control. Please tell us whether you have had, or currently have, any contacts with distributors or other individuals or entities listed on the Specially Designated Nationals List. If so, identify such designated distributors or other individuals or entities, describe the nature and extent of your contacts with them, tell us when you intend to terminate your contracts with them, and expand your qualitative materiality analysis to discuss such contacts.

Response to Comment 2:

The Company respectfully informs the Staff that is does not have, and, during the Company’s prior four fiscal years, has never had, any contact with distributors or other individuals or entities listed on the Specially Designated Nationals List.

* * * *

If you have any further questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact Tim Fitzpatrick, General Counsel of Mindray Medical International Limited at Mindray Building, Keji, 12th Road South, High-tech Industrial Park, Nanshan, Shenzhen 518057, PRC or send an email to tfitzpatrick@mindray.com.

Yours truly,
Mindray Medical International Limited

/s/ Xu Hang
Xu Hang, Chairman and Co-Chief Executive Officer